Senior Secured Promissory Note
Date:  February 24, 2014

THIS SECURITY AND THE COMMON SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY OTHER SECURITIES LAWS. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF THE KAMI MINE LIMITED PARTNERSHIP (THE “CORPORATION”) NOT TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE CORPORATION OR ANY SUBSIDIARY THEREOF, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO (I) RULE 144A UNDER THE SECURITIES ACT TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE U.S. SECURITIES ACT OR (II) RULE 144, IF AVAILABLE, AND IN EACH OF (C)(I) AND (II) IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE CORPORATION’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (B), (C) OR (D) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATIONS AND/OR OTHER INFORMATION SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE LATER OF (A) FEBRUARY 24, 2014 AND (B) THE DATE THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

FOR VALUE RECEIVED, subject to the terms and conditions hereunder, The Kami Mine Limited Partnership (“Kami”) unconditionally promises to pay on the Maturity Date (or earlier in accordance with the terms and conditions of this Note, as the case may be) to Liberty Metals & Mining Holdings, LLC (the “Holder”) or order at 175 Berkeley Street, Boston, MA 02116, USA, or such other place as the Holder may direct in writing, the sum of TWENTY TWO MILLION DOLLARS ($22,000,000). Subject to the provisions of this promissory note (as may be amended, restated, supplemented, modified, renewed or replaced, the “Note”), this Note shall become due and payable on December 31, 2018 (the “Maturity Date”).

This Note is subject to the terms and conditions set out below.

ARTICLE I
Interpretation

1.1 Definitions.

As used herein, the following terms shall have the following meanings:

“Additional Amounts” has the meaning set out in Section 11.7(a).

“Affiliate” shall mean any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or other economic interests, the holding of voting rights or contractual rights or otherwise.

“Alderon” means Alderon Iron Ore Corp. and its successors.

“Altius” shall mean Altius Resources Inc.

“Attributable Debt” shall mean, in respect of any lease (whether characterized as an operating lease under GAAP or not) entered into by a person or a Subsidiary thereof as lessee, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding for certainty, (a) amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges and (b) amounts payable by the lessee in connection with the exercise of any end-of-term purchase option, early buyout option or any similar amounts payable at the election of the lessee.

“Business Day” shall mean any day, other than a Saturday, Sunday or statutory holiday.

“Capital Reorganization” has the meaning set out in Section 4.8(b).

“Closing Date” shall mean the date on which all of the conditions precedent set out in Section 5.1 have been duly satisfied or waived by the Holder.

“Common Share Reorganization” has the meaning set out in Section 4.8(a).

“Common Shares” shall mean common shares in the capital of Alderon.

“Conversion Amount” has the meaning set out in Section 4.2.

“Conversion Date” has the meaning set out in Section 4.2.

“Conversion Notice” has the meaning set out in Section 4.2.

“Conversion Price” has the meaning set out in Section 4.3.

“Converted Shares” has the meaning set out in Section 4.4.

“Encumbrance” shall mean any hypothec, mortgage, pledge, security interest, encumbrance, lien, charge or any other arrangement that in substance secures payment or performance of an obligation and includes the interest of a vendor or lessor under any conditional sale agreement, capitalized lease or other title retention agreement.

“Environmental Laws” shall mean all applicable laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, approvals, notices, permits or policies, guidelines or directives having the force of law.

“Establishment Fee” has the meaning set out in Section 2.5.

“Event of Default” has the meaning set out in Section 10.1.

“Excluded Taxes” has the meaning set out in Section 11.7(d).

“GAAP” shall mean generally accepted accounting principles in Canada, which shall be deemed to be reference to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants (or any successor institute thereto) applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein) as at the date on which any determination or calculation is made or required to be made in accordance with such principles, which as of the date of this Note are IFRS.

“Hazardous Substances” shall mean any substance or mixture of substances which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety and includes any substance defined as or determined to be a pollutant, contaminant, waste, hazardous waste, hazardous chemical, hazardous substance, toxic substance or dangerous good under any Environmental Law.

“Hebei” shall mean Hebei Iron & Steel Group Co., Ltd.

“Holder” has the meaning set out in the preamble.

“IFRS” shall mean International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are issued and set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

“IRR” shall mean the internal rate of return of the Holder, which shall be calculated using the XIRR function in the Microsoft Excel program or an equivalent computer software program, for the period beginning with the Closing Date and ending on the date on which any prepayment is made by the Borrower pursuant to Section 2.6, treating all interest payments actually received by the Holder as cash inflows to the Holder on the date on which such payments were received.

“Indemnified Person” has the meaning set out in Section 11.4.

“Indemnified Taxes” has the meaning set out in Section 11.7(d).

“Interest Payment Date” shall mean June 30 and December 31 of each year.

“Kami” has the meaning set out in the preamble.

“Kami GP” shall mean Kami General Partner Limited.

“Kami Mortgage” has the meaning set out in Section 3.1.

“Kami Project” has the meaning set out in Section 3.1.

“Material Adverse Effect” shall mean any matter, event or circumstance relating to Kami and Kami GP and any of their respective Subsidiaries, taken as a whole which could, if not remedied, have a material adverse effect on:

(a)	their respective business, financial condition, operations, property, assets, affairs or undertaking;

(b)	their respective ability to repay any obligations under, or perform any other obligations in accordance with, the Note Documents; or

(c)	the ability of the Holder to enforce its material rights and remedies under any Note Document.

“Material Agreements” shall mean those agreements (as amended, restated, supplemented, modified, renewed or replaced as permitted under this Note from time to time) of Kami, Kami GP or any of their respective Subsidiaries the breach, non-performance or cancellation of which or the failure to renew, termination, revocation or lapse of which could reasonably be expected to have a Material Adverse Effect, and which cannot promptly be replaced by an alternative comparable contract with comparable commercial terms, which agreements as of the Closing Date have been disclosed to the Holder and true and complete copies thereof have been delivered to the Holder.

“Maturity Date” has the meaning set out in the preamble.

“Note” has the meaning set out in the preamble.

“Note Documents” shall mean this Note, the Security Documents and all other ancillary agreements, documents and instruments entered into in connection herewith and therewith.

“Permitted Debt” shall mean, at any time,

(a)	the obligations of Kami and Kami GP under the Note Documents;

(b)	indebtedness of Kami, Kami GP or any of their respective Subsidiaries owing to the Holder;

(c)
(i) Attributable Debt of Kami, Kami GP or any of their respective Subsidiaries arising in connection with capital leases and (ii) obligations of Kami, Kami GP or any of their respective Subsidiaries created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, in the case of clauses (i) and (ii), provided that the aggregate principal amount of indebtedness permitted pursuant to this paragraph (c) and paragraph (m) of this definition shall not exceed $200,000,000 outstanding at any one time;

(d)	indebtedness of Kami and Kami GP in respect of Swap Agreements permitted by Section 8.1(k);

(e)	Attributable Debt of Kami, Kami GP or any of their respective Subsidiaries arising in connection with operating leases entered into in the ordinary course of business;

(f)           indebtedness and cash management obligations in respect of netting services, overdraft protections and otherwise in connection with cash management deposit accounts in the ordinary course of business of Kami, Kami GP or any of their respective Subsidiaries; provided that any such indebtedness is extinguished within 10 Business Days of incurrence;

(g)
indebtedness in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by Kami, Kami GP or any of their respective Subsidiaries or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case in the ordinary course of business of Kami, Kami GP or such Subsidiary;

(h)	Subordinated Debt and Subordinated Shareholder Loans;

(i)	Project Debt Financing and any Project Debt Swap Agreements;

(j)	trade payables and other similar indebtedness maturing in less than 90 days;

(k)
indebtedness in respect of a secured $200,000,000 convertible loan facility with a third party, which loan facility will be subordinated to the indebtedness hereunder pursuant to subordination terms satisfactory to the Holder, acting reasonably;

(l)	[Intentionally Deleted];

(m)
(i) indebtedness in respect of deposits or pledges to secure bids, tenures, contracts (other than contracts for the payment of money), statutory obligations, and other obligations of like nature in each case arising in the ordinary course of business and (ii) purchase money arrangements (including capital leases with respect to rolling stock, trucks, and other equipment), provided that the aggregate principal amount of indebtedness permitted pursuant to this paragraph (m) and paragraph (c) of this definition shall not exceed $200,000,000 outstanding at any one time;

(n)	any other indebtedness specifically permitted by the Project Debt Documentation;

(o)
all premiums (if any), interest due and payable (including post-petition interest), fees, expenses, charges and additional interest due and payable on obligations described in the foregoing subparagraphs (a) through (n), to the extent permitted by the terms of such indebtedness; and

(p)
any cash security (or other similar) obligations of Kami to Newfoundland and Labrador Hydro pursuant to the agreement between Kami and Newfoundland and Labrador Hydro in respect of the construction of a new transmission line in connection with the Kami Project.

“Permitted Encumbrances” shall mean, at any time,

(a)
Encumbrances for taxes, assessments, governmental charges or other statutory Encumbrances or security interests not at such date due or delinquent, or the validity of which Kami or Kami GP is contesting in good faith by appropriate proceedings and with respect to which adequate reserves are maintained in accordance with GAAP;

(b)	the Encumbrance of any judgment rendered, or claim filed, against Kami, Kami GP and/or their respective property and assets which Kami or Kami GP, as applicable, is contesting in good faith by appropriate proceedings with respect to which adequate reserves are maintained in accordance with GAAP;

(c)
undetermined or inchoate Encumbrances arising in the ordinary course of and incidental to current operations which have not, at such time, been filed pursuant to law against Kami, Kami GP and/or their respective property and assets and which relate to obligations at such date not due or delinquent or relate to obligations being contested at such time in good faith by appropriate proceedings with respect to which adequate reserves are maintained in accordance with GAAP;

(d)	Encumbrances in favour of the Holder pursuant to the Security;

(e)	Encumbrances securing Permitted Debt specified in paragraphs (c) and(p) of the definition thereof;

(f)	Encumbrances securing Permitted Debt specified in paragraphs (e), (g), (k), (l) and (n) of the definition thereof;

(g)	Encumbrances securing Permitted Debt specified in paragraph (m) of the definition thereof;

(h)
any Encumbrance or trust arising in connection with workers’ compensation, employment insurance, pension and employment laws or regulations, so long as (i) Kami’s or Kami GP’s obligations thereunder, as applicable, are not at such time due or delinquent or (ii) the validity of such Encumbrance or trust is being contested by Kami or Kami GP, as applicable, in good faith and by appropriate proceedings; provided that no execution in respect of such security interests, trust or deposit has been initiated or, if initiated, such execution has been stayed, and all such failures in the aggregate do not have a Material Adverse Effect;

(i)	Encumbrances granted by Kami securing Subordinated Debt or Subordinated Shareholder Loans permitted to be incurred under this Note;

(j)	Encumbrances granted by Kami securing Project Debt Financing and all Project Debt Swap Agreements;

(k)	Encumbrances granted in respect of Swap Agreements permitted by Section 8.1(l);

(l)
easements and servitudes (including reciprocal easement agreements and utility agreements), reservations in favour of the Crown, encroachments, minor defects or irregularities in title, variation and other restrictions, charges or encumbrances (whether or not recorded) affecting the Kami Project, if applicable, and which in the aggregate (i) do not materially interfere with the occupation, use or enjoyment of the Kami Project by Kami or Kami GP, as applicable, and (ii) do not materially and adversely affect the value, marketability or transferability of the Kami Project in the reasonable business judgment of the Holder;

(m)	the Encumbrances more particularly set out on Schedule B attached hereto;

(n)	the Royalty Agreement;

(o)	any other Encumbrances specifically permitted by the Project Debt Documentation; and

(p)	all other Encumbrances consented to in writing by the Holder.

“Prepayment Notice” has the meaning set out in Section 2.6.

“Prepayment Premium” shall mean an amount that, when added to the payment of accrued and unpaid interest on any amount prepaid pursuant to Section 2.6, is equal to a 20% IRR on any prepayment made pursuant to Section 2.6. For certainty, the payment of the Establishment Fee shall not be included in the calculation of any Prepayment Premium.

“Project Debt Documentation” shall mean the documentation (as amended, restated, supplemented, modified, renewed, replaced, or otherwise modified from time to time) entered into in connection with, and as required by, the Project Debt Financing; provided that, for the avoidance of doubt, until such time as such documentation has been validly entered into by all parties thereto and copies of the material agreements constituting such documentation have been provided to the Holder, none of the terms of such documentation will have any bearing on or relevance to the terms, conditions and covenants set out in this Note.

“Project Debt Financing” shall mean senior secured indebtedness of Kami or Alderon, in a principal amount not to exceed $1,000,000,000, incurred for the purpose of funding the construction, development and operation of the Kami Project and on terms and conditions reasonably acceptable to the Holder, it being acknowledged and agreed by the Holder’s acceptance of this Note that any such Project Debt Financing completed substantially in accordance with the terms and conditions of the Project Debt Term Sheet shall be deemed to be acceptable to the Holder.

“Project Debt Swap Agreement” means any Swap Agreement entered into with any lender (or Affiliate thereof) under the Project Debt Financing, or as required under the Project Debt Documentation, and in any event, shall not be for speculative purposes.

“Project Debt Term Sheet” shall mean that indicative term sheet issued by BNP Paribas for the Project Debt Financing with a draft date of December 31, 2013, a copy of which was provided to the Holder prior to the date hereof.

“Release” shall mean any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub-surface strata.

“Royalty Agreement” shall mean the agreement dated as of December 6, 2010 between Altius, as payee, and Alderon, as payor.

“Saleable Products” shall mean products from the sale of any iron ore concentrate product and other products produced from the Kami Project.

“Security” shall mean the Encumbrances created or intended to be created in favour of the Holder under or pursuant to the Security Documents.

“Security Documents” shall mean the Kami Mortgage and any other agreements, documents and instruments entered into with or granted to the Holder designed or intended to guarantee or secure, directly or indirectly, the payment or performance of this Note.

“Solvent” shall mean, with respect to any person (or group of persons taken as a whole) as of any date of determination, that, as of such date, (a) the sum of the indebtedness (including contingent obligations) of such person or group of persons does not exceed the fair value of the present assets of such person or group of persons, (b) the present fair saleable value of the assets of such person or group of persons is not less than the amount that will be required to pay the probable liabilities (including contingent obligations) of such person or group of persons on its debts as they become absolute and matured, and (c) such person or group of persons does not intend to incur, or believe that it will incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debt as they mature in the ordinary course of business of such person or group of persons.

“Subordinated Debt” shall mean any indebtedness of Kami that is on terms and conditions (including, without limitation, terms and conditions with respect to cross-default, acceleration, covenants, events of default, pricing and maturity date), and to be utilized for a purpose, satisfactory to the Holder, acting reasonably, and which is fully subordinated to (a) all obligations of Kami under this Note or any other Note Document, (b) all other obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not), of Kami to the Holder and (c) the Security, by way of subordination and other agreements reasonably satisfactory to the Holder.

“Subordinated Shareholder Loan” shall mean a subordinated loan made to Kami by Alderon or Hebei or a wholly-owned affiliate of either of them that is (a) applied to pay construction, development and other project costs related to the Kami Project and (b) subject to subordination terms (including, as applicable, in respect of any indebtedness and any security) satisfactory to the Holder, acting reasonably.

“Subsidiary” means, with respect to any person (“X”):

(a)
any corporation of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar body of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b)
any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c)
any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of Alderon.

“Swap Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement or contract involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“Tax Act” has the meaning set out in Section 11.7(d).

“Tax Proceedings” has the meaning set out in Section 11.7(c).

“Taxes” has the meaning set out in Section 11.7(d).

“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended.

1.2 Extended Meanings.  The terms “hereto”, “hereby”, “hereunder”, “herein” and similar expressions refer to the whole of this Note and not to any particular Article, Section, clause or part hereof. Words importing the singular number only include the plural and vice versa and words importing gender include all genders.

1.3 Currency.  Unless otherwise specified herein, all dollar amounts referred to in this Note are in Canadian dollars.

1.4 Sections and Headings.  The division of this Note into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Note.

ARTICLE II
The Note

2.1 Purpose.  This Note is being purchased solely to (a) enable Kami to provide cash security in the amount of $21,000,000 to Newfoundland and Labrador Hydro pursuant to an agreement between Kami and Newfoundland and Labrador Hydro in respect of the construction of a new transmission line in connection with the Kami Project, (b) pay the Establishment Fee and (c) pay other fees and expenses incurred in connection with this Note.

2.2 Purchase and Delivery.

(a)
Payment for the purchase of this Note shall be made by wire transfer in same day funds to the account(s) described in Schedule A attached hereto, specified by Kami to the Holder against delivery of this Note, with any transfer taxes payable in connection with the sale of the Notes duly paid by Kami. Kami hereby authorizes the Holder to deduct from the purchase price of this Note the Establishment Fee payable pursuant to Section 2.5 and a reserve for the fees and expenses payable to the Holder pursuant to Section 11.5.

(b)	The purchase of this Note shall take place in a single purchase transaction on the Closing Date.

2.3 Payment at Maturity.  Subject to Section 10.2, the outstanding principal amount of the Note, together with accrued interest thereon, shall be repaid in full, unconditionally, on the Maturity Date.

2.4 Interest and Calculation.

(a)	The interest rate applicable to this Note shall be 8.00% per annum.

(b)
Interest shall be payable by Kami in arrears on (a) each Interest Payment Date during the term of the Note, and (b) the earlier of (i) the Maturity Date and (ii) the date on which the Note is unconditionally repaid in full and permanently cancelled.

(c)	All interest and fees payable in connection with this Note shall be computed on the basis of a 365 or 366-day year, as the case may be, and actual days elapsed.

2.5 Fees.  Kami shall pay to the Holder a fee equal to 1.50% of the principal amount of the Note (the “Establishment Fee”), which shall be payable in cash from the proceeds of the Note on the Closing Date.

2.6 Optional Prepayment.  Kami may, subject to the provisions of this Note, prepay the entire outstanding principal of this Note in whole (and not in part) upon not less than 30 Business Days (and not more than 60 Business Days) prior written notice to the Holder (which notice shall be irrevocable) specifying the proposed date of such prepayment (the “Prepayment Notice”). On the date set forth in the Prepayment Notice, and in any event, no later than the 31st Business Day after the delivery of any Prepayment Notice, Kami shall pay to the Holder the entire outstanding principal of this Note, together with all accrued and unpaid interest thereon and the Prepayment Premium applicable thereto.

ARTICLE III
Security

3.1 Mortgage.  Kami GP, for itself and in its capacity as managing general partner of Kami, shall provide to the Holder, as continuing collateral security for Kami’s present and future indebtedness and liability under this Note, a mortgage (the “Kami Mortgage”) over the Kami Iron Ore Project in Western Labrador (the “Kami Project”) in form and substance satisfactory to the Holder, constituting a charge on such project, which charge shall be a first priority Encumbrance (which first priority shall be subject only to Permitted Encumbrances that by operation of law rank ahead and the Encumbrances described in clauses (e), (g) and (j) of the definition of “Permitted Encumbrances”), together with:

(a)
all consents and authorizations required in connection with the grant of such Encumbrance and evidence that counterparts of the Kami Mortgage have been duly executed, acknowledged and delivered and are in form suitable for filing, registration or recording in all filing or recording offices that the Holder may deem necessary to create a valid first priority Encumbrance (which first priority shall be subject only to Permitted Encumbrances that by operation of law rank ahead and the Encumbrances described in clause (j) of the definition of “Permitted Encumbrances”) on the Kami Project in favour of the Holder and that all filing, recording and similar taxes and fees have been paid; and

(b)
opinions of local Newfoundland and Labrador counsel with respect to customary matters including the enforceability of the Kami Mortgage and the validity, creation and perfection of the Encumbrances created thereby, which opinions shall be in form and substance satisfactory to the Holder.

ARTICLE IV
Conversion

4.1 Right of Conversion.  Subject to Section 4.11, the Holder may, at its option at any time after the first anniversary of the Closing Date, convert all, or any part, of the outstanding principal and any accrued and unpaid interest of this Note into Common Shares.  For certainty, notwithstanding any delivery to the Holder by Kami of a Prepayment Notice in accordance with Section 2.6, the Holder may exercise its right to conversion in respect of the outstanding principal of this Note until the date that is two (2) Business Days prior to the date of prepayment specified in such Prepayment Notice.

4.2 Notice of Conversion.  In order to exercise the conversion right contained herein, the Holder shall deliver a written notice to Kami and Alderon of its intent to exercise such conversion, specifying the proposed date of conversion (the “Conversion Date”) and the principal amount and any accrued and unpaid interest to be converted (the “Conversion Amount”)  and the Conversion Price therefor (each such notice, a “Conversion Notice”), no later than 30 days prior to the Conversion Date specified in such Conversion Notice.

4.3 Conversion Price.  Subject to adjustment pursuant to Section 4.8, on any Conversion Date, the Conversion Amount shall be convertible into Common Shares at a conversion price equal to a 20% premium to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the Closing Date (the “Conversion Price”).

4.4 Issue of Common Shares; Interest.  On any Conversion Date, the Holder shall surrender this Note to Kami for conversion and (a) Alderon shall, subject to Section 4.11, as soon as practicable after the Conversion Date, issue to the Holder, or to its written order, certificates representing such number of Common Shares (the “Converted Shares”) as are issuable in accordance with the provisions hereof, (b) if the entire principal amount and all accrued and unpaid interest due under this Note has not been converted by the Holder, Kami shall issue to the Holder a replacement Note in the same form of this Note (except as to the principal amount so converted) evidencing the principal amount of this Note remaining outstanding following any such conversion, and (c) if all accrued and unpaid interest due on the principal amount so converted has not been converted by the Holder, Kami shall pay to the Holder, in cash, the accrued and unpaid interest on the principal amount of this Note so converted from the period from and including the preceding Interest Payment Date until (but not including) the Conversion Date. Upon surrender of this Note to Kami by the Holder, Kami will promptly mark this Note as “cancelled” or “cancelled and replaced”, as the case may be.

4.5 Contract Between Kami, Alderon and the Holder.  The delivery of a Conversion Notice by the Holder to Kami and Alderon, together with the surrender of this Note for conversion, shall be deemed to constitute a contract among the Holder, Kami and Alderon whereby, effective as of the Conversion Date: (a) the Holder assigns to Alderon the principal amount of the Note surrendered for conversion and any accrued and unpaid interest thereon, (b) Alderon assumes the rights of the Holder in respect of the principal amount of the Note surrendered for conversion and the rights to any accrued and unpaid interest thereon, (c) the Holder subscribes for the number of Common Shares which the Holder shall be entitled to receive on the conversion, (d) Alderon agrees that the assignment of this Note in accordance with paragraph (a) above constitutes full payment of the subscription price for the Common Shares issuable upon such conversion, and (e) as between Alderon and Kami, Alderon agrees to make a capital contribution to Kami in an amount equal to the principal amount of the Note, Alderon’s obligation to do so will be set off against Kami’s obligation to pay the principal amount of the Note to Alderon, and the principal amount of such conversion shall be added to the capital account of Alderon but shall not result in the issuance of any partnership units of Kami or in any way affect the proportionate interest, distribution, entitlement or any other rights of the partners in Kami (for clarity, such proportionate interest, distribution, entitlement, and other rights of the partners of Kami shall be the same and not affected or altered in any way before and after such conversion).  Thereupon the Holder will be entitled to be entered in the books of Alderon, as of the Conversion Date, as the holder of the Converted Shares.

4.6 Reservation of Shares.  Alderon shall at all times, so long as any principal amount under this Note remains outstanding, ensure that there remains available out of its authorized but unissued Common Shares, for the purpose of effecting any conversion, such number of Common Shares as may from time to time be issuable upon a conversion. Alderon covenants and agrees that all Common Shares which shall be issued on conversion shall be duly and validly issued as fully paid and non-assessable shares.

4.7 Share Transfer Restrictions.  The Holder hereby agrees and consents by acceptance hereof that the Converted Shares may be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may be subject to re-sale and transfer restrictions under United States federal and state securities laws, if the Converted Shares are restricted securities then upon the original issuance of the Converted Shares and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Converted Shares issued in the United States or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act), and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ALDERON IRON ORE CORP. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

4.8 Adjustment to Conversion Price.  The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a)
If and whenever at any time while any principal remains outstanding under this Note, Alderon shall (i) subdivide its then outstanding Common Shares into a greater number of Common Shares, (ii) consolidate its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of the outstanding Common Shares by way of stock dividend or other distribution (any of such events in these clauses (i), (ii) and (iii), a “Common Share Reorganization”), then the Conversion Price shall be adjusted effective immediately on the effective date of the event in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purposes of any such dividend or distribution in (iii) above, as the case may be, by multiplying the Conversion Price in effect immediately prior to such effective date or record date, as the case may be, by a fraction, the numerator of which shall be the number of outstanding Common Shares on such effective date or record date, as the case may be, before giving effect to such Common Share Reorganization and the denominator of which shall be the number of outstanding Common Shares after giving effect to such Common Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares. Such adjustment shall be made successively whenever any such effective date or record date shall occur, and any such issue of Common Shares by way of stock dividend or other distribution shall be deemed to have been made on the record date for the stock dividend or other distribution for the purpose of calculating the number of outstanding Common Shares under this Section 4.8(a).

(b)
If and whenever at any time while any principal remains outstanding under this Note there is, as permitted hereunder, a capital reorganization of Alderon or a reclassification of the Common Shares or other change of the Common Shares (other than a Common Share Reorganization) or a consolidation or an amalgamation or merger of Alderon with or into any other person (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the undertaking or assets of Alderon to another person in which the holders of Common Shares are entitled to receive shares or other securities or property (any of such events being a “Capital Reorganization”), the Holder thereafter shall, upon Conversion, be entitled to receive, and shall accept, in lieu of the number of Common Shares to which it was theretofore entitled upon such Conversion, the kind and amount of shares and other securities or property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which it was theretofore entitled upon Conversion.

(c)
There will be no adjustment of the Conversion Price in respect of any event described in clause (a) or (b) of this Section 4.8 if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if it had effected the Conversion prior to or on the applicable effective date or record date.

(d)
In any case in which this Section 4.8 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, Alderon may defer, until the occurrence of such event, issuing to the Holder, in the event a Conversion is effected after such record date and before the occurrence of such event, the additional Common Shares issuable upon such Conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided that Alderon shall deliver to the Holder an appropriate instrument evidencing the Holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the date of Conversion or such later date as the Holder would, but for the provisions of this clause (d) have become the Holder of record of such additional Common Shares.

(e)
The adjustments provided for in this Section 4.8 are cumulative, shall be computed to the nearest one tenth of one cent and shall be made successively whenever an event referred to therein shall occur; provided that, notwithstanding any other provision of this Section 4.8, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided further that any adjustments which by reason of this clause (e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(f)
In the event of any question arising with respect to the adjustments provided in this Section 4.8, such question shall be conclusively determined by a nationally recognized firm of chartered accountants mutually acceptable to Alderon and the Holder. Such accountants shall have access to all necessary records of Alderon and such determination shall be binding upon Alderon and the Holder.

4.9 No Requirement to Issue Fractional Shares. No fractional share or scrip representing fractional shares shall be issued upon any conversion of this Note. If any fractional interest in a share would, except for the provisions of this Section, be deliverable upon conversion, Alderon shall pay to the Holder an amount in cash equal (to the nearest cent) to the appropriate fraction of the Conversion Price.

4.10 Notice of Adjustment of Conversion Price, Etc.  If there shall be any adjustment to the Conversion Price as provided in Section 4.8, Alderon shall forthwith cause written notice thereof to be sent to the Holder, which notice shall be accompanied by a certificate of an officer of Alderon setting forth in reasonable detail the basis of such adjustment.

4.11 Shareholder Approval.  At the next annual general meeting of Alderon shareholders, Alderon shall solicit proxies in support of a resolution to approve conversion of the principal amount of this Note and any accrued and unpaid interest into the applicable number of Common Shares in accordance with the policies of the Toronto Stock Exchange. In the event that shareholder approval is not obtained, then:

(a)
Alderon shall apply to the Toronto Stock Exchange and determine the maximum number of Common Shares that Alderon may issue pursuant to a conversation of the Note without shareholder approval, which number of Common Shares Alderon may then issue to the Holder upon it exercising, from time to time, its conversion rights as set out in this ARTICLE IV.

ARTICLE V
Conditions Precedent and Subsequent

5.1 Conditions Precedent to Purchase.  The obligation of the Holder to purchase this Note on the Closing Date is subject to the satisfaction of the following conditions precedent:

(a)	each of Kami, Kami GP, and Alderon shall have executed and delivered this Note and any other Note Document (other than the Security Documents) to which it is a party;

(b)
each of Kami, Kami GP, and Alderon shall have delivered to the Holder (i) a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, (ii) certified copies of its constating documents, by-laws and the resolutions authorizing the Note Documents and transactions hereunder and thereunder, and (iii) an officer’s certificate as to the incumbency of the officers of Kami, Kami GP, or Alderon, as the case may be, signing the Note Documents;

(c)	Kami and Kami GP shall have delivered to the Holder an officer’s certificate as to the Material Agreements in effect as of the Closing Date;

(d)	the representations and warranties set forth in this Note shall be true and accurate in all respects on and as of the Closing Date;

(e)
no default under this Note or under the Security or any Event of Default shall have occurred and be continuing, nor shall the advance of the proceeds of the Note result in the occurrence of any Event of Default;

(f)
the Holder shall have received evidence satisfactory to it that all requisite governmental, regulatory, third-party and other approvals, including the consent of Hebei and Altius, shall have been received by Kami, Kami GP, or Alderon, as applicable, and shall remain in effect, and that all applicable waiting periods shall have expired without any adverse action being taken by any competent authority;

(g)
the Holder shall have received evidence satisfactory to it that Alderon shall have received the requisite conditional approvals to list the Common Shares issuable upon the conversion of this Note pursuant to ARTICLE IV on the Toronto Stock Exchange;

(h)
there shall not have occurred any event, action or condition of any nature whatsoever that, in the sole opinion of the Holder, could reasonably result in a Material Adverse Effect, since December 31, 2012;

(i)
the Holder shall have received a legal opinion from (i) Cassels Brock & Blackwell LLP, counsel to Kami, Kami GP and Alderon, and (ii) McInnes Cooper, Newfoundland and Labrador counsel to the Holder in respect of the Security Documents, each in form and substance satisfactory to the Holder in its sole discretion;

(j)	the Holder shall have received all documentation and other information required by it under applicable “know your customer” and anti-money laundering rules and regulations;

(k)
all fees and expenses previously agreed between Kami and the Holder, including the Establishment Fee, shall have been paid by Kami concurrently with the advance of proceeds under the Note on the Closing Date;

(l)
Kami GP, for itself and in its capacity as the managing general partner of Kami, shall have executed and delivered the Kami Mortgage, and Kami, Kami GP and Alderon, shall have, to the extent applicable, executed and delivered any other Security Documents;

(m)
the Holder shall have received evidence satisfactory to it of registration in the necessary jurisdictions of the Encumbrances or notices thereof in favour of the Holder, as required under applicable law, created by the Security Documents in order to preserve or protect such Encumbrances or other arrangements for effecting such registrations acceptable to the Holder, together with all searches necessary in connection therewith (which searches shall disclose no Encumbrances on the assets of Kami or Kami GP other than Permitted Encumbrances and Encumbrances being discharged as of the Closing Date (or within a mutually agreed upon time after the Closing Date)); and

(n)	the Holder shall have received satisfactory evidence that the Holder shall have a valid and perfect first priority Encumbrance (subject only to Permitted Encumbrances) in the Kami

Project or that arrangements in respect thereof shall have been made that are reasonably satisfactory to the Holder, in each case required by the terms of the Security Documents.

5.2 Waiver.  The conditions precedent set forth in Section 5.1 are for the sole benefit of the Holder and may be waived by the Holder, in whole or in part (with or without terms or conditions).

ARTICLE VI
Representations and Warranties

6.1 Representations and Warranties.  Each of Kami, Kami GP and Alderon, as applicable, represents and warrants to the Holder, on the Closing Date, acknowledging and confirming that the Holder is relying thereon without independent inquiry in purchasing this Note, that:

(a)
Incorporation and Qualification.  Kami, Kami GP, Alderon and each of their respective Subsidiaries is validly existing and in good standing under the laws of its governing jurisdiction and each of Kami, Kami GP (in its own capacity and its capacity as managing general partner of Kami), and Alderon has the power and authority to carry on its business, own property, borrow, incur or guarantee, as the case may be, monies and other obligations to the Holder, and issue instruments or enter into agreements in respect thereof, execute and deliver the documents required by this Note, and observe and perform the terms and provisions of this Note, the Security, and any other Note Document to which it is a party.

(b)
Authorization and Enforceability.  Each of this Note, the Security, and the other Note Documents, has been duly authorized by Kami, Kami GP (in its own capacity and in its capacity as managing general partner of Kami), and Alderon, as applicable, and is valid and binding on and enforceable against Kami, Kami GP (in its own capacity and its capacity as managing general partner of Kami), Alderon, and such Subsidiary, except as enforceability may be limited by general principles of equity and laws affecting creditor’s rights generally.

(c)
Title.  Each of Kami and Kami GP has good, valid and marketable title to all of its property and assets, including without limitation the Kami Project, and each of its property and assets, including without limitation the Kami Project, are not subject to any Encumbrances other than Permitted Encumbrances.

(d)
Encumbrances.  None of Kami, Kami GP or any of their respective Subsidiaries has created, incurred, assumed, suffered to exist, or entered into any contract, instrument or undertaking pursuant to which, any person may have or be entitled to any Encumbrance on or in respect of its property and assets or any part thereof except for Permitted Encumbrances.

(e)
No Conflict.  There are no laws, statutes or regulations applicable to or binding on any of Kami, Kami GP, Alderon or their respective Subsidiaries, and no provisions in any of their respective constating documents, articles or by-laws, resolutions, Material Agreements that would be contravened, breached or violated by the execution, delivery, performance or observance of any terms of this Note, the Security, or any other Note Document.

(f)
No Default.  No default under any Note Document, nor any default or Event of Default under this Note has occurred nor has any event occurred which, in time, would constitute a default under this Note, the Security or any other Note Document, or which would constitute a default under any other Material Agreement.

(g)
Absence of Litigation.  There are no actions, suits or proceedings, including appeals or applications for review or any pending actions, suits or proceedings, against Kami or Kami GP or any of their respective Subsidiaries before any court of administrative agency which could reasonably be expected to result in a Material Adverse Effect or against Alderon which could reasonably be expected to result in a material adverse effect on Alderon.

(h)
Required Permits.  All material authorizations, approvals, consents, licenses, exemptions, filings, registrations, notarizations and other requirements of governmental, judicial and public bodies and authorities required or reasonably necessary to carry on Kami’s, Kami GP’s and their respective Subsidiaries’ businesses required to be obtained as of the date hereof have been obtained or effected and are in full force and effect.

(i)	Accuracy of Financial Information.

(i)
The financial statements of Kami and Alderon delivered to the Holder fairly and accurately present the present consolidated financial position of Kami and Alderon, and have been prepared by Kami and Alderon and, as applicable, its auditors in accordance with GAAP; and

(ii)
all information, materials and documents, including all cash flow projections, economic models, capital and operating budgets and other information and data prepared and provided to the Holder in respect of the transactions contemplated by this Note, or as required by the terms of this Note, were, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation, and, in all other cases, true, complete and correct in all material respects as of the respective dates thereof.

(j)
Taxes, Charges, Etc.  Any taxes and assessments and government charges or Encumbrances imposed on property, earnings, labour or materials which might result in an Encumbrance upon the property of Kami, Kami GP or any of their respective Subsidiaries have been paid by it, unless such taxes, assessments, charges or liens are being diligently contested in good faith and appropriate reserves have been made in accordance with GAAP.

(k)	Environmental.

(i)
Each of Kami, Kami GP and each of their respective Subsidiaries, and their respective properties, assets and undertakings comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except to the extent that failure to so comply would not have and would not reasonably be expected to have a Material Adverse Effect; further, neither Kami nor Kami GP knows, nor has reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance have or would reasonably be expected to have a Material Adverse Effect.

(ii)
None of Kami, Kami GP, Alderon or any of their respective Subsidiaries has received written notice and, except as previously disclosed to the Holder in writing, has no knowledge after due inquiry, of any facts which could give rise to any notice of non-compliance with any Environmental Laws, which non-compliance has or would reasonably be expected to have a Material Adverse Effect and has not received any notice that Kami, Kami GP or any of their respective Subsidiaries is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action (or for a clean up or corrective action in or under the jurisdiction of any other governmental authority) in connection with their respective properties, assets and undertakings where such clean up or corrective action has or would reasonably be expected to have a Material Adverse Effect.

(l)	Compliance with Laws. Each of Kami, Kami GP and each of its Subsidiaries is in material compliance with the requirements of all applicable law, including all Environmental Laws.

(m)
No Material Adverse Effect.  Since December 31, 2012, no event or circumstance has occurred or is continuing which has had or would reasonably be expected to have a Material Adverse Effect or which has had or would reasonably be expected to have a material adverse effect on Alderon.

(n)	Subsidiaries. The only Subsidiaries of each of Kami and Kami GP as of the Closing Date are set forth on Schedule C attached hereto.

(o)
Solvency.  Both before and after giving effect to (i) the advance of the proceeds of this Note on or prior to the date this representation and warranty is made or remade and (ii) the payment and accrual of all transaction costs in connection with the foregoing, each of Kami and its Subsidiaries, and Kami GP and its Subsidiaries, taken as a whole, are Solvent.

6.2 Other Documents.  All representations, warranties, certifications and statements of Kami, Kami GP or Alderon, as applicable, contained in any other Note Document delivered pursuant hereto or thereto shall be deemed to constitute representations and warranties made by Kami, Kami GP or Alderon, as applicable, to the Holder under Section 6.1 of this Note.

6.3 Nature of Representations and Warranties.  The representations and warranties set out in this Note or deemed to be made pursuant hereto shall survive the execution and delivery of this Note and the extension of the proceeds of this Note, notwithstanding any investigations or examinations which may be made by the Holder or counsel to the Holder. Such representations and warranties shall survive until this Note has been terminated; provided that the representations and warranties relating to environmental matters shall survive the termination of this Note.

ARTICLE VII
Affirmative Covenants

7.1 Affirmative Covenants.  So long as any principal under this Note or any obligation of Kami, Kami GP, or Alderon to the Holder remains outstanding, and unless consent or waiver is given in accordance with Section 11.3 hereof, each of Kami, Kami GP and Alderon, as applicable, covenants and agrees with the Holder that:

(a)
Payment and Performance.  (i) each of Kami and Kami GP, as applicable, shall pay all amounts of principal, interest, fees and other amounts payable hereunder on the dates, times and the place specified in this Note or under any other Note Document and (ii) each of Kami, Kami GP and Alderon and each of its Subsidiaries shall perform and observe all of its respective obligations under the Note Documents.

(b)
Existence; Compliance and Preservation.  Each of Kami, Kami GP and Alderon shall maintain its corporate existence, comply with all applicable laws and preserve and keep all material agreements, rights, franchises, licenses, operations, contracts or other arrangements required or advisable for its business and operations in full force and effect.

(c)
Payment Obligations.  Each of Kami and Kami GP shall, and shall cause each of their respective Subsidiaries to, pay, when due, any taxes and assessments and government charges or liens imposed on property, earnings, labour or materials which might result in an Encumbrance upon the property of such person, unless such taxes, assessments, or Encumbrances are being diligently contested in good faith and appropriate reserves have been made in accordance with GAAP.

(d)
Compliance with Laws.  Each of Kami and Kami GP shall, and shall cause each of their respective Subsidiaries to, comply with all regulatory bodies and applicable laws, rules and regulations, including all Environmental Laws in all material respects.

(e)	Reporting Requirements. Each of Kami and Alderon, as applicable, shall deliver to the Holder:

(i)
as soon as available and, in any event within 30 days after each month end, commencing with the month ending February 28, 2014, unaudited consolidated monthly financial statements of Kami for each such month and consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for such period in reasonable detail;

(ii)
within 45 days after each fiscal quarter of each of Kami and Alderon, commencing with the second fiscal quarter ending December 31, 2013, unaudited consolidated financial statements of such person, consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such fiscal quarter and in reasonable detail and stating in comparative form the figures for the previous fiscal year; provided that Alderon may satisfy and comply with this Section 7.1(e)(ii) by filing such financial statements with SEDAR and/or EDGAR within 45 days following the end of the applicable fiscal quarter;

(iii)
within 90 days after each fiscal year of each of Kami and Alderon, audited consolidated financial statements of Kami and Alderon, consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such fiscal quarter and in reasonable detail and stating in comparative form the figures for the previous fiscal year, accompanied by the auditors’ letter to management; provided that Alderon may satisfy and comply with this Section 7.1(e)(iii) by filing such financial statements with SEDAR and/or EDGAR within 90 days following the end of the applicable fiscal year; and

(iv)
such other information, reports, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of Kami, Kami GP, Alderon and their respective Subsidiaries as the Holder may reasonably request.

(f)
Inspection.  Each of Kami, Kami GP and Alderon shall allow the Holder access to visit and inspect its respective books and records, other assets, property and premises during normal business hours and on two days written notice; provided that upon the occurrence and continuation of an Event of Default, Kami, Kami GP and Alderon shall allow the Holder access to visit and inspect its respective books and records, other assets, property and premises of Kami, Kami GP and Alderon at any time and without any written notice.

(g)
Insurance.  Each of Kami, Kami GP and each of their respective Subsidiaries shall maintain adequate and appropriate insurance on its respective assets, including protection against public liability and “all-risk” perils, and have the Holder named as a loss payee under such policies.

(h)
Books and Records.  Each of Kami and Kami GP shall, and shall cause each of their respective Subsidiaries to, keep and maintain its respective books of account and other accounting records in accordance with GAAP.

(i)
Other Financial Information.  Each of Kami, Kami GP and each of their respective Subsidiaries shall provide the Holder with information and financial data as it may reasonably request from time to time.

(j)
Maintenance of Properties.  Each of Kami and Kami GP shall, and shall cause each of its Subsidiaries to, maintain all of its respective material properties, assets and equipment in good repair and working condition, reasonable wear and tear excepted.

(k)
Security.  Each of Kami, Kami GP, and Alderon shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law or which the Holder may reasonably request, in order to effectuate the transactions contemplated by the Note Documents and in order to grant, preserve, protect and perfect the validity and priority of the Encumbrances created or intended to be created by the Security Documents.

(l)
Senior Ranking.  Kami and Kami GP shall cause to be done all things necessary to ensure that its obligations under the Note Documents are at all times secured and rank ahead of all of its other indebtedness, as the case may be, other than (i) obligations that by mandatory operation of law rank ahead and (ii) Encumbrances described in clauses (e), (g) and (j) of the definition of “Permitted Encumbrances”, if any.

(m)
Notification. Each of Kami and Kami GP shall notify the Holder of (i) any material litigation commenced or threatened against it and furnish the Holder with copies of details of any such material litigation or proceedings at the Holder’s reasonable request, (ii) any event or action which could reasonably be expected to have a Material Adverse Effect, (iii) the occurrence of any default or Event of Default, and (iv) any change of its name or any change in its operational locations, at least 30 days in advance of such change.

(n)	Use of Proceeds. Kami shall use the proceeds of the Note solely for the purposes set forth in Section 2.1.

(o)	Environmental.

(i)
Without limiting the generality of clause (d) above, each of Kami and Kami GP shall (and shall cause each of its Subsidiaries to), and shall cause and any other party acting under their direction to, conduct their business and operations so as to comply at all times in all material respects with all Environmental Laws.

(ii)	If Kami, Kami GP or any of their respective Subsidiaries shall:

(A)	receive or give any notice that a material violation of any Environmental Law has or may have been committed or is about to be committed by the same;

(B)	receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a material violation of any Environmental Law; or

(C)
receive any notice requiring Kami, Kami GP or any of their respective Subsidiaries, as the case may be, to take any action in connection with the Release of Hazardous Materials into the environment or alleging that Kami, Kami GP or any of their respective Subsidiaries may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby, such person shall promptly provide the Holder with a copy of such notice and shall furnish to the Holder from time to time all reasonable information requested by the Holder relating to the same.

(p)
Material Agreements.  Each of Kami and Kami GP shall perform and observe in all material respects all terms and provisions of each Material Agreement to be performed or observed by it and shall maintain each such Material Agreement in full force and effect.

ARTICLE VIII
Negative Covenants

8.1 Negative Covenants.  So long as any principal under this Note or any obligation of Kami, Kami GP, or Alderon, as applicable, to the Holder remains outstanding, and unless consent or waiver is given in accordance with Section 11.3 hereof, each of Kami, Kami GP and Alderon, as applicable, covenants and agrees with the Holder that:

(a)	Limitation on Indebtedness. None of Kami, Kami GP or any of their respective Subsidiaries shall incur or create any further or additional indebtedness except for Permitted Debt.

(b)
Limitation on Encumbrances.  None of Kami, Kami GP or any of their respective Subsidiaries shall permit any Encumbrance on its respective properties, assets or undertaking other than Permitted Encumbrances.

(c)
Limitation on Investments.  Except as is permitted pursuant to the Project Debt Documentation, none of Kami, Kami GP or any of their respective Subsidiaries shall invest money in or, subject to clause (j) below, lend money to any person, firm, joint venture, partnership, company or corporation whether by way of loan, acquisition of shares, acquisition of debt obligations or in any other way whatsoever.]

(d)
Limitation on Contingent Obligations.  Except as is permitted pursuant to the Project Debt Documentation, none of Kami, Kami GP, or any of their respective Subsidiaries shall incur any absolute or contingent obligation to (directly or indirectly):

(i)	advance or supply funds for the payment or purchase of any indebtedness of any other person;

(ii)
purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any person to make payment of indebtedness or to assure the holder thereof against loss;

(iii)	guarantee, indemnify, hold harmless or otherwise become liable to any creditor of any other person from or against any losses, liabilities or damages in respect of indebtedness;

(iv)	make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof to Kami, Kami GP, or any of their respective Subsidiaries (as applicable); or

(v)
make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another person, other than (A) the incurrence of Permitted Debt or (B) in favour of the Holder for or in respect of the obligations under the Note Documents or other indebtedness of Kami, Kami GP, or any of their respective Subsidiaries owing to the Holder.

(e)
Limitation on Acquisitions.  Except as is permitted pursuant to the Project Debt Documentation, none of Kami, Kami GP or any of their respective Subsidiaries shall acquire any properties or assets, except in the ordinary course of business.

(f)
Fundamental Changes.  None of Kami, Kami GP or any of their respective Subsidiaries shall amalgamate, merge, consolidate or effect any other transaction whereby any material part of its assets becomes the property of another person (including by way of liquidation, dissolving, winding up or the taking of any steps or proceedings in connection therewith), except for any amalgamation, merger or consolidation of any Subsidiary of Kami or Kami GP with or into Kami or Kami GP, as applicable; provided that Kami or Kami GP, as applicable, shall be the continuing or surviving entity of any such amalgamation, merger or consolidation.

(g)
Change of Business.  None of Kami, Kami GP or any of their respective Subsidiaries shall change in any material respect the nature of its business or operations from the types of businesses and operations carried on by such person on the date of this Note.

(h)
Disposition of Assets.  Except as is permitted pursuant to the Project Debt Documentation, none of Kami, Kami GP or any of their respective Subsidiaries shall sell, lease, assign, transfer, convey or otherwise dispose of its property or assets other than sales of inventory, Saleable Product or sales or dispositions of obsolete assets, in each case, in the ordinary course of business.

(i)
Conduct of Business. None of Kami, Kami GP (in its own capacity and its capacity as general partner of Kami), Alderon, or any of their respective Subsidiaries shall cease to carry on the business currently being carried on by it at the date of this Note.

(j)
Limit on Distributions. Except as is permitted pursuant to the Project Debt Documentation or as is otherwise consented to by the Holder in writing, neither Kami nor Kami GP shall make any distribution, where “distribution” shall mean: (i) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares or other interests in Kami’s capital or equity or other ownership interests (including any return of capital), (ii) the redemption, retraction, repurchase, retirement or other acquisition, in whole or in part, of any shares or other interests in Kami’s or Kami GP`s capital or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares or other interests in Kami’s or Kami GP’s capital, including, without limitation, options, warrants, conversion or exchange privileges and similar rights, (iii) the making of any loan or advance or any other provision of credit to any shareholder, partner or owner of Kami or Kami GP, or (iv) the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other debt owing at any time by Kami or Kami GP to any of their respective partners or shareholders, Affiliates, or partners or shareholders of such Affiliates.

(k)
Swap Agreements.  None of Kami, Kami GP, or any of their respective Subsidiaries shall enter into any Swap Agreement, except (i) Swap Agreements entered into to hedge or mitigate risks to which Kami, Kami GP or such Subsidiary has actual exposure (other than those in respect of shares of capital stock or other equity interests of Kami, Kami GP or any of their respective Subsidiaries), (ii) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of Kami, Kami GP or such Subsidiary, or (iii) Project Debt Swap Agreements.

(l)
Capital Expenditures.  Except as is permitted pursuant to the Project Debt Documentation, none of Kami, Kami GP or any of their respective Subsidiaries shall incur, or commit to incur any capital expenditures in any fiscal year of Kami in an aggregate amount in excess of the amount approved therefor in Kami’s then-applicable capital budget.

(m)
 Certain Payments of Indebtedness. None of Kami, Kami GP, or any of their respective Subsidiaries shall make or agree to pay or make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of or in respect of principal of or interest on any indebtedness of Kami, Kami GP or such Subsidiary, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such indebtedness, or any other payment (including any payment under any Swap Agreement) that has a substantially similar effect to any of the foregoing, except for, so long as no default or Event of Default is then continuing or would arise therefrom, payment of regularly scheduled interest and principal payments as, in the form of payment and when due in respect of any indebtedness, other than payments in respect of any Subordinated Debt prohibited by the subordination provisions thereof or, if applicable, the Project Debt Financing prohibited by any intercreditor agreement between the holders of Project Debt Financing and the Holder.

(n)
Material Amendments.  Except as is permitted pursuant to the Project Debt Documentation, none of Kami, Kami GP or any of their respective Subsidiaries shall amend, modify or change in any manner any material term or condition of (i) its constating documents, limited partnership agreement (or other governing documents) which are adverse in any material respect to the Holder’s interests hereunder or the Encumbrances arising under or created by the Security Documents or (ii) any Subordinated Debt in a manner that is materially adverse to the Holder or would materially affect the rights or interest of the Holder, nor shall Kami or Kami GP grant any waivers in respect of any Material Agreement, which waiver could reasonably be expected to have a Material Adverse Effect.

(o)
Ability of Subsidiaries to Pay Dividends.  No Subsidiary of Kami or Kami GP shall, directly or indirectly, voluntarily create or otherwise voluntarily cause or suffer to exist or become effective any encumbrance or restriction on the ability of such Subsidiary to (i) pay dividends or make any other distributions on its capital stock or any other equity interests or (ii) make or repay loans or advances to Kami, except for encumbrances or restrictions under this Note and the other Note Documents or under applicable law.

(p)
Transactions with Affiliates.  Save and except as consistent with past practice or for transactions associated with existing arrangements and agreements described in Schedule D attached hereto, neither Kami nor any of its Subsidiaries shall effect any transaction with any of their respective Affiliates on a basis less favourable to Kami or such Subsidiary than would be the case if such transaction had been effected with a person under no compulsion to act that was not an Affiliate of Kami or such Subsidiary.

(q)
Accounting Changes.  None of Kami, Kami GP, Alderon or any of their respective Subsidiaries shall (i) make any material change in accounting policies or reporting practices, except as required or permitted by GAAP or (ii) cause its fiscal year to end on a date other than December 31.

(r)	Subsidiaries. Neither Kami nor Kami GP shall, nor shall it permit its Subsidiaries to, create any new Subsidiary.

(s)
Project Debt Documentation.  The material agreements constituting the Project Debt Documentation shall not be amended, modified or changed in any manner which materially affects the rights or interests of the Holder or the terms hereunder without the prior written consent of the Holder, such consent not to be unreasonably withheld or delayed.

ARTICLE IX
Project Debt Financing

9.1 The Holder agrees to subordinate its Security and indebtedness hereunder on terms and conditions acceptable to the Holder, acting reasonably, to be contained in a written intercreditor and/or subordination agreement on terms and conditions reasonably acceptable to the Holder, to the indebtedness and Encumbrances in favour of a third person or persons providing Project Debt Financing (and any Project Debt Swap Agreements) to Kami or Alderon.

ARTICLE X
Events of Default

10.1 Events of Default.  The occurrence of any one or more of the following events (each such event being referred to herein as an “Event of Default”) shall constitute an Event of Default under this Note:

(a)
Failure to Pay.  Kami defaults in the due and punctual payment of (i) any principal, as and when the same becomes due and payable, whether at maturity or otherwise or (ii) interest, fees or other amount owing under this Note, and such failure continues for three Business Days following the relevant due date for such payment.

(b)
Failure to Deliver Common Shares.  Alderon fails to deliver Common Shares or other consideration payable upon the conversion of any principal amount and any accrued and unpaid interest of this Note to the Holder, as and when the same becomes due or payable, in accordance with ARTICLE IV.

(c)
Breach of Covenants.  Any of Kami, Kami GP or Alderon defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to any of the Note Documents, and no waiver is obtained for such breach or such default continues for a period of 30 days after notice thereof is given to Kami by the Holder.

(d)
Incorrect Representations.  Any representation or warranty made by Kami, Kami GP or Alderon under any Note Document shall prove to have been incorrect or misleading in any material respect on and as of the date made and no waiver is obtained by such misrepresentation or the facts or circumstances which make such representation or warranty materially incorrect or misleading are not remedied and the representation or warranty in question remains materially incorrect or misleading more than 30 days after notice thereof is given to Kami by the Holder.

(e)
Insolvency.  A judgment, decree or order of a court of competent jurisdiction is entered against Kami, Kami GP or Alderon (i) adjudging such person bankrupt or insolvent, or approving a petition seeking its reorganization or winding-up under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law or (ii) ordering the involuntary winding up or liquidation of the affairs of such person, or (b) if any receiver, trustee, liquidator or other person with like powers is appointed over all, or substantially all, of the property of such person and in each such case, such judgment, decree, petition, order or appointment is not stayed within 20 days of its entry.

(f)
Winding-Up.  (i) an order or a resolution is passed for the dissolution, winding-up, reorganization or liquidation of Kami, Kami GP or Alderon pursuant to applicable laws, (ii) Kami, Kami GP or Alderon institutes proceedings to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law, (c) Kami, Kami GP or Alderon consents to the filing of any petition under any such law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of its property, (d) Kami, Kami GP or Alderon makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (e) Kami, Kami GP or Alderon takes or consents to any action in furtherance of any of the aforesaid purposes.

(g)
Cross-Default.  An event of default (howsoever defined) occurs or exists under any indenture, agreement or other instrument evidencing or governing indebtedness for borrowed money of Kami, Kami GP or Alderon in excess of the greater of (i) $250,000 and (ii) the relevant threshold amount set forth in the Project Debt Documentation and the holder or holders of such indebtedness are entitled to commence, or have commenced, the enforcement of security they hold for such indebtedness (if any) or the exercise or enforcement of any other creditors’ remedies to collect such indebtedness.

(h)
Judgments.  A judgment or order is obtained against Kami or Kami GP for an amount in excess of the greater of (i) $250,000 and (ii) the relevant threshold amount set forth in the Project Debt Documentation, which remains unsatisfied, undischarged, unvacated, unbinded or unstayed for a period of 30 days during which such judgment shall not be on appeal or execution thereof shall not be effectively stayed.

(i)
Liens; Seizures.  The property of Kami or Kami GP shall be seized (including by way of execution, attachment, garnishment or distraint) or any Encumbrance, other than Permitted Encumbrances, thereon shall be enforced, or such property shall become subject to any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations of Kami or Kami GP, or any sheriff civil enforcement agent or other person shall become lawfully entitled to seize or distrain upon any such property under applicable laws whereunder such remedies are provided, and the fair market value of all such affected property is in excess of the greater of (i) $250,000 and (ii) the relevant threshold amount set forth in the Project Debt Documentation.

(j)
Enforceability of Note Documents.  Any material provision of any Note Document ceases at any time to be in full force and effect, is declared to be void or voidable or is repudiated, or the validity or enforceability thereof is any time contested by Kami, Kami GP, or Alderon, or any Encumbrance, other than a Permitted Encumbrance, constituted pursuant to the Note Documents ceases to have the priority contemplated therein.

(k)
Loss and Priority of Security.  Any of the Security, other than Permitted Encumbrances, shall cease to be a valid security interest against the Kami Project as against third parties (and the same is not forthwith effectively rectified or replaced by Kami or Kami GP, as applicable, upon becoming aware of the same).

(l)	Material Adverse Effect. Any event or circumstance has occurred and is continuing which, in the opinion of the Holder, has had or would reasonably be expected to have a Material Adverse Effect.

10.2 Acceleration.  Upon the occurrence of an Event of Default, the entire principal amount of the Note and other indebtedness and obligations under the Note shall, at the option of the Holder become immediately due and payable upon written notice to that effect from the Holder to Kami, all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by Kami); provided that upon the occurrence of an Event of Default specified in Sections 10.1(e) or 10.1(f) above, such indebtedness and obligations shall automatically become due and payable, in each case, without any requirement that notice be given to Kami and without any further act of the Holder whatsoever.

10.3 Set-Off.  In addition to, and not in derogation of, any of its other rights of set-off under applicable law, the Holder shall have a right of set-off against any obligations of the Holder to Kami during the continuance of an Event of Default.

10.4 Royalty Agreement.  Notwithstanding anything else contained herein or in the other Note Documents, any transfer of the Kami Project pursuant to an enforcement action or other realization under the Security Documents shall be made subject to the Royalty Agreement, such that the transferee of the Kami Project on any such transfer shall be bound by all terms and conditions of the Royalty Agreement as though it was an original party thereto. By purchase of this Note, the Holder acknowledges and agrees that it shall, on or prior to any such transfer, provide, or cause any other proposed transferee to provide, a written acknowledgement to Altius that it or such other proposed transferee has assumed all obligations under the Royalty Agreement, in form and substance satisfactory to Altius, acting reasonably.

ARTICLE XI
General

11.1 Assignments, Participations, and Pledge.

(a)
Subject to Section 11.1(d), the Holder shall have the right to assign all or a part of this Note. None of Kami, Kami GP, or Alderon shall assign its rights or obligations under this Note or any other Note Document without the prior written consent of the Holder, except that (i) prior to the occurrence of an Event of Default that is continuing, no assignment shall be made where such assignment would result in Kami or Alderon, as the case may be, being obliged to make additional payments to the Holder pursuant to Section 11.7 and (ii) until the occurrence of an Event of Default that is continuing, any assignment to an assignee which is not an Affiliate or Subsidiary of the Holder shall require the prior written consent of Kami, such consent not to be unreasonably withheld or delayed.

(b)	Subject to Section 11.1(d), the Holder shall have the right to sell participations in all or part of this Note; provided that (i) the Holder’s obligations under this Note shall remain unchanged, (ii) the Holder shall remain solely responsible to Kami for the performance of such obligations and (iii) Kami shall continue to deal solely and directly with the Holder in connection with the Holder’s rights and obligations under the Note Documents. Any agreement or instrument pursuant to which the Holder sells such a participation shall provide that the Holder shall retain the sole right to enforce this Note and the other Note Documents and to approve any amendment, modification, or waiver of any provision of this Note or the other Note Documents; provided that such agreement or instrument may provide that the Holder will not, without the consent of the participant, agree to any amendment, waiver or other modification that directly affects such participant. Any payment by a participant to the Holder in connection with a sale of a participation shall not be or be deemed to be a repayment by Kami of any principal amount outstanding under this Note.

(c)
In order to permit the assignment and transfer of a portion of any of this Note by the Holder in accordance with clause (a), Kami shall, upon request from the Holder, issue a replacement Note in the aggregate principal amount being so assigned and deliver such replacement Note to the Holder in exchange for the surrender of this Note. Upon receipt of this Note, Kami shall promptly mark such Note as “cancelled and replaced”.

(d)
Unless Kami shall provide otherwise, any offer, sale or other transfer of this Note may only be made to (i) Kami or a subsidiary thereof, (ii) outside the United States in accordance with Regulation S under the U.S. Securities Act, (iii) pursuant to (A) Rule 144A under the U.S. Securities Act to a person the seller reasonably believes is a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A under the U.S. Securities Act or (B) Rule 144, if available, and in each of (iii)(A) and (B) in compliance with applicable state securities laws of the United States, or (iv) pursuant to any other available exemption from the registration requirements of the U.S. Securities Act, subject to Kami’s right prior to any such offer, sale or transfer pursuant to clauses (ii), (iii) or (iv) to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to Kami.

(e)
Until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing this Note, and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend to the effect set forth in Section 11.1(d) hereof.

(f)
The Holder may at any time pledge or assign an Encumbrance in all or any portion of its rights in this Note to secure the obligation of the Holder, but no such pledge or assignment shall release the Holder from any of its obligations under this Note or substitute such pledge or assignee for the Holder as a party to any Note document.

11.2 Replacement Notes.

(a)
Subject to Section 11.1(e), if this Note has been mutilated and is surrendered to Kami or Kami receives evidence to its satisfaction of the destruction, loss or theft of this Note, Kami shall issue a replacement Note; provided that an indemnity bond must be supplied by the Holder that is sufficient in the reasonable judgment of Kami to protect it from any loss that it may suffer if this Note is replaced.

(b)	Every replacement Note is an obligation of Kami and shall be entitled to all the benefits of this Note it replaces equally and rateably with all other Notes duly issued in accordance with this Note.

11.3 Amendments and Waivers.  Any provision of this Note may be amended only if Kami, Kami GP, Alderon and the Holder so agree in writing and may be waived only if the Holder agrees in writing. Any such waiver and any consent by the Holder under any provision of this Note must be in writing and may be given subject to any conditions thought fit by Holder. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

11.4 Indemnification.  In addition to any liability of Kami to the Holder or any affiliate of the Holder hereunder, Kami shall indemnify and hold harmless the Holder, its directors, officers, employees, agents, and their respective successors and assigns (each, an “Indemnified Person”), against any and all loss, cost, expense, claim, liability or alleged liability arising out of (a) any default by Kami, Kami GP, Alderon, or any of their respective Subsidiaries under this Note or any Security to which it is a party, (b) any representation or warranty made under this Note or any Security being incorrect, and (c) any environmental damage occasioned by Kami’s, Kami GP’s, or their respective Subsidiaries’ activities or by contamination of or from any of Kami’s, Kami GP’s, or their respective Subsidiaries’ properties; provided that Kami shall not be liable to the Holder for the payment of any loss or expense resulting solely from the Holder’s gross negligence or wilful misconduct. The Holder shall hold the Security in trust, as bare trustee, for the benefit of the other Indemnified Persons. The amount of all liabilities, costs and expenses arising under this Section will be deemed to form part of the obligations secured by the Security, will be payable on demand by the Holder and the payment of all such liabilities, costs and expenses will be secured by the Security.

11.5 Costs and Expenses.  Kami shall pay promptly upon notice from the Holder all reasonable out-of pocket costs and expenses of the Holder in connection with the Note Documents and the purchase of this Note, including in connection with preparation, preparation, printing, execution and delivery of this Note and the other Note Documents, whether or not this Note is purchased, and also including, without limitation, the reasonable fees and out-of-pocket costs and expenses of counsel to the Holder with respect thereto and with respect to advising the Holder as to its rights and responsibilities under this Note and the other Note Documents. Kami further agrees to pay within 10 days of demand by the Holder all reasonable out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Note, and in connection with the establishment and validity of this Note and the preservation or enforcement of rights of the Holder under this Note and other Note Documents, including, without limitation, all reasonable out-of-pocket costs and expenses sustained by the Holder as a result of any failure by Kami to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding (whether or not an Indemnified Party is party or subject thereto), together with interest thereon from and after such 10th day if such payment is not made by such time.

11.6 Further Assurances.  The Holder, Kami, Kami GP, and Alderon shall, and each of Kami, Kami GP and Alderon shall cause each of its Subsidiaries to, promptly cure any default by it in the execution and delivery of this Note, the other Note Documents or any of the agreements provided for hereunder to which it is a party. Kami, Kami GP, and Alderon shall, at their respective expense, promptly execute and deliver to the Holder, upon request by the Holder (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for such person’s compliance with, or accomplishment of its covenants and agreements hereunder or more fully to state the obligations of such person as set out herein or to make any registration, recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

11.7 Gross-up for Taxes.

(a)
Any and all payments by or on account of any obligation of Kami to the Holder hereunder and any amounts paid or deemed paid by Kami or Alderon to the Holder on conversion of the Notes pursuant to ARTICLE IV shall be made free and clear of and without deduction or withholding for any Indemnified Taxes (as defined below); provided that if Kami or Alderon, as the case may be, shall be required to deduct or withhold any Indemnified Taxes from such payments, then (a) the sum payable shall be increased by such amounts (“Additional Amounts”) as are necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 11.7), the Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) Kami or Alderon, as the case may be, shall make such deduction or withholding, and (c) Kami or Alderon, as the case may be, shall pay to the relevant governmental authority in accordance with applicable law the full amount deducted or withheld.

(b)
Kami or Alderon, as the case may be, shall indemnify the Holder, within 30 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Holder on or with respect to any payment by or on account of any obligation of Kami or Alderon, as the case may be, to the Holder hereunder (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 11.7) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to Kami or Alderon, as the case may be, by the Holder shall be conclusive absent manifest error.

(c)
If Indemnified Taxes are required to be withheld or deducted from any payment made hereunder pursuant to applicable law or by the interpretation or administration thereof and Kami or Alderon, as the case may be, is required to pay Additional Amounts to the Holder pursuant to this Section 11.7, then the Holder shall use its commercially reasonable efforts to cooperate with Kami or Alderon, as the case may be, in taking any action to dispute, object to or appeal the liability of the Holder for Indemnified Taxes or in claiming a refund of amounts remitted as Indemnified Taxes (or any objection or appeal in connection therewith) (collectively, “Tax Proceedings”).

Without limiting the generality of the foregoing:

(i)
The Holder agrees that Kami or Alderon, as the case may be, shall, at its own expense, have the right to initiate and conduct and have carriage and control of the Tax Proceedings and where necessary for the purposes of applicable law in the name of, and on behalf of, the Holder.

(ii)
The Holder shall use its commercially reasonable efforts to do all acts and sign all documents that may be necessary in order to initiate or conduct the Tax Proceedings where such Tax Proceedings need to be initiated or conducted in the name of, or on behalf of, the Holder.

(iii)
If the Holder receives a refund of any amount with respect to Indemnified Taxes (including interest on such refund, if any) for which Kami or Alderon, as the case may be, grossed up the Holder, the Holder shall forthwith pay the amount of any such refund (including interest on such refund, if any), to such extent, to Kami or Alderon, as the case may be, and hereby assigns the right to any such refund, to such extent, to Kami or Alderon, as the case may be.

For certainty, the Holder shall provide any information regarding itself to Kami or Alderon, as the case may be, as may be necessary to permit Kami or Alderon, as the case may be, to comply with its withholding obligations and advance any Tax Proceedings. To the extent the Holder incurs any reasonable expense or liability in connection with its activities pursuant to this Section 11.7(c), Kami or Alderon, as the case may be, shall reimburse and indemnify the Holder within two Business Days of request by the Holder. Neither Kami nor Alderon shall disclose any information provided herein without the express written consent of the Holder, and shall not use any information provided under this Section 11.7 for any purpose other than in connection with the Tax Proceedings.

(c)	For the purposes of this Section 11.7:

(i)	“Indemnified Taxes” means all Taxes other than Excluded Taxes;

(ii)
“Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not;

(iii)
“Excluded Taxes” means, with respect to the Holder, (i) Taxes imposed on or measured by its net income or capital, and franchise Taxes imposed on it (in lieu of net income or capital Taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which its lending office is located, (ii) any branch profits Taxes or any similar Tax imposed by any jurisdiction in which the Lender is located, (iii) any sales, transfer, excise or personal property Tax or any similar Tax; (iv) any Tax imposed as a result of the failure of the Holder to comply, or to provide the necessary documentation to Kami or Alderon, as the case may be, in order to comply, with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with any jurisdiction of the Holder, if such compliance is required by applicable statute or regulation, as a precondition to reduction of, or exemption, from such Tax; (v) Taxes imposed as a result of a present or former connection between the Holder and Canada or any province or territory thereof otherwise than by the mere acquisition, holding or disposition of this Note or the receipt of payments hereunder or the enforcement of rights hereunder; (vi) Taxes imposed as a result of Kami or Alderon, as the case may be, not dealing at arm’s length, within the meaning of the Tax Act, with: (A) the Holder, or (B) another person to whom Kami or Alderon, as the case may be, has an obligation to pay an amount hereunder; or (vii) Taxes imposed as a result of the Holder being, or not dealing at arm’s length (within the meaning of the Tax Act) with, a “specified shareholder” of Alderon or Hebei for purposes of the thin capitalization rules in the Tax Act; and

(iv)	“Tax Act” means the Income Tax Act (Canada).

11.8 Notices.  All notices, requests and demands and other communications hereunder shall be in writing and shall be furnished to Kami, Kami GP, Alderon, and the Holder at their addresses listed below. Notices shall be given delivering or sending it by facsimile or other similar form of recorded communication and shall be deemed to be received on the Business Day of receipt (unless such delivery or transmission is received after 2:00 p.m. Vancouver time, in which case it shall be deemed to have been received on the following business day) to:

(a)	Kami, Kami GP, or Alderon, at:

Alderon Iron Ore Corp. 2000 McGill College Ave., Suite 250 Montreal, Quebec H3A 3H3 Attention: François Laurin Fax: (514) 281-5048

(b)	the Holder, at: Liberty Metals & Mining Holdings, LLC 175 Berkeley Street Boston, MA 02116 USA Attention: President Fax: (617) 482-3504

11.9 Governing Law.  This Note shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

11.10 Attornment.  Kami, Kami GP, Alderon, and the Holder each hereby attorn and submit to the jurisdiction of the courts of the Province of British Columbia in regard to legal proceedings relating to the Note Documents. For the purpose of all such legal proceedings, this Note shall be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia shall have jurisdiction to entertain any action arising under this Note. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

11.11 Counterparts.  This Note may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered shall be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party hereto may execute this Note by signing any counterpart.

11.12 Waiver.  Kami waives presentment for payment, notice of dishonour, protest and notice of protest in respect of this Note.

11.13 Time of the Essence.  Time shall be of the essence of this Note in all respects.

11.14 Severability. Any provision of this Note which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11.15 Termination. Upon payment in full of the principal amount and all accrued and unpaid interest under this Note or on the conversion of all such obligations into Converted Shares in accordance with the terms of this Note, the Security shall be terminated and discharged, and all Encumbrances created pursuant thereto shall be fully and finally released, and the Holder shall, on the written request and at the expense of Kami, execute and deliver any releases and discharges that Kami may reasonably require to give effect to such termination, discharge and release.

11.16 Entire Agreement.  This Note constitutes the entire agreement of the parties pertaining to the indebtedness evidenced by this Note and supersedes all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written (including, without limitation, any term sheet).

[Signature Page Follows.]

    IN WITNESS WHEREOF, Kami, Kami GP, and Alderon have caused this Note to be executed as of the date first written above.

THE KAMI MINE LIMITED PARTNERSHIP, as the issuer, by its managing general partner

KAMI GENERAL PARTNER LIMITED

By: “Mark Morabito"
Name: Mark J. Morabito
Title: Chairman

ALDERON IRON ORE CORP.

By: “Mark Morabito”
Name: Mark J. Morabito
Title: Executive Chairman

KAMI GENERAL PARTNER LIMITED

By: “Mark Morabito”
Name: Mark J. Morabito
Title: Chairman

Agreed and accepted as of the date first written above.

LIBERTY METALS & MINING HOLDINGS, LLC By: "Diana Walters" Name: Diana J. Walters Title: President

Signature Page – Kami Note

Schedule A
Account(s)

[REDACTED: Bank account information.]

Schedule B
Encumbrances

Personal Property Security Act (Newfoundland and Labrador)

1.	Debtor:	Alderon Iron Ore Corp.

Secured Party:	Xerox Canada Ltd.

Collateral Description:
Equipment, other all present and future office equipment and software supplied or financed from time to time by the Secured Party (whether by lease, conditional sale or otherwise), whether or not manufactured by the Secured Party or any affiliate thereof.

Registration Number:	10082394

Expiry Date:	2016-06-18

2.	Debtor:	Alderon Iron Ore Corp.

The Kami Mine Limited Partnership The Kami Mine Limited

Secured Party:	GM Financial Canada Leasing Ltd.

Collateral Description:	1GCRKSE72CZ350071 Motor Vehicle, 2012 Chevrolet Truck Silverado 1500

Registration Number:	10345130, as amended by 11513140

Expiry Date:	2015-09-18

3.	Debtor:	Kami General Partner Limited

Alderon Iron Ore Corp. The Kami Mine Limited Partnership The Kami Mine Limited

Secured Party:	GM Financial Canada Leasing Ltd.

Collateral Description:	3GCPKREA5DG341684 Motor Vehicle, 2013 Chevrolet Truck Silverado 1500 AWD

Registration Number:	11104346, as amended by 11513173

Expiry Date:	2016-06-20

4.	Debtor:	Alderon Iron Ore Corp.

The Kami Mine Limited Partnership

Secured Party:	GM Financial Canada Leasing Ltd.

Collateral Description:	1GTV2TEH1EZ155143 Motor Vehicle, 2014 GMC Truck Sierra 1500

Registration Number:	11544442

Expiry Date:	2016-11-25

5.	Debtor:	Kami Mine Limited Partnership

Kami General Partner Limited Alderon Iron Ore Corp.

Secured Party:	General Motors Financial of Canada, Ltd.

Collateral Description:	3GCPKREA5DG341684 Motor Vehicle, 2013 Chevrolet Truck Silverado 1500

Registration Number:	11593134

Expiry Date:	2016-12-16

Personal Property Security Act (British Columbia)

1.	Debtor:	Alderon Iron Ore Corp.

Secured Party:	Bank of Montreal

Base Registration Number:	907861G

Expiry Date:	August 17, 2017

Collateral Description:
LF269 – Pledge of instrument, assignment of proceeds instrument described as variable rate GIC No. 0004-9768-715 in the amount of $126,500.00 including all renewals and replacements thereof, substitutions therefor accretions thereto and interest, income and money therefrom and all proceeds thereof and therefrom including accounts.

LF269 – Pledge of instrument, assignment of proceeds instrument described as variable rate GIC No. 0004-9799-175 in the amount of $17,250.00 including all renewals and replacements thereof, substitutions therefor accretions thereto and interest, income and money therefrom and all proceeds thereof and therefrom including accounts.

2.	Debtor:	Alderon Iron Ore Corp.

Secured Party:	Bank of Montreal

Base Registration Number:	345067H

Expiry Date:	May 14, 2018

Collateral Description:
LF269 Pledge of instrument, assignment of proceeds instrument described as variable rate GIC 0004 9751219 including all renewals and replacements thereof, substitutions therefor accretions thereto and interest, income and money therefrom and all proceeds thereof and therefrom including accounts.

Schedule C
Subsidiaries

None.

Schedule D
Transactions with Affiliates

Management Agreement dated August 31, 2012 between Kami and 0964896 B.C. Ltd.